Concord Electric Company

$7,500,000 AGGREGATE PRINCIPAL AMOUNT OF FIRST MORTGAGE BONDS
DUE MAY 1, 2031

Bond Purchase Agreement

DATED AS OF APRIL 20, 2001

TABLE OF CONTENTS

SCHEDULES AND EXHIBITS:

Schedule I	—	Name and Address of Purchaser
Exhibit A	—	Form of Eleventh Supplemental Indenture
Exhibit B	—	Form of Opinion of Special Counsel for the Purchaser
Exhibit C	—	Form of Opinion of Counsel for the Company

CONCORD ELECTRIC COMPANY
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Dated as of April 20, 2001

Provident Life and Accident Insurance Company
c/o Provident Investment Management, LLC
One Fountain Square
Chattanooga, Tennessee 37402

Ladies and Gentlemen:

Concord Electric Company (the *"Company"*), a New Hampshire corporation, agrees with you as follows:

SECTION 1.   AUTHORIZATION OF BONDS.

The Company has authorized the issue and sale of $7,500,000 principal amount of its First Mortgage Bonds, Series K due May 1, 2031 (the *"Bonds"),* such Bonds to be substantially in the form attached as Schedule B to the form of Eleventh Supplemental Indenture, attached hereto as Exhibit A, to the Indenture of Mortgage and Deed of Trust dated as of July 15, 1958 from the Company to Old Colony Trust Company, which has been succeeded by State Street Bank and Trust Company, a Massachusetts trust company (the *"Trustee"*). The Eleventh Supplemental Indenture, in the form attached hereto as Exhibit A (with such changes to such form as you and the Company may agree to prior to the Closing Date), is herein referred to as the *"Eleventh Supplemental Indenture"*. The Company's Indenture of Mortgage and Deed of Trust dated as of July 15, 1958, as previously supplemented by ten Supplemental Indentures thereto and as supplemented by the Eleventh Supplemental Indenture, is referred to as the *"Indenture"*. You are sometimes referred to herein as the *"Purchaser"*. Capitalized terms used herein are defined in Section 11 hereof.

The Bonds will be issued under and secured by the Indenture and the Eleventh Supplemental Indenture.

SECTION 2.   SALE AND PURCHASE OF BONDS.

The Company will issue and sell to the Purchaser and, subject to the terms and conditions hereof, the Purchaser will purchase from the Company, at a purchase price of 100% of the principal amount thereof, on the Closing Date, Bonds in the aggregate principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000).

SECTION 3.   CLOSING.

The closing of the sale and purchase of the Bonds (the *"Closing")* shall take place at the offices of LeBoeuf, Lamb, Greene & MacRae, L.L.P., 260 Franklin Street, Boston, Massachusetts 02110 at 10:00 a.m., Boston time on May 1, 2001 or on such other business day not later than May 4, 2001 as may be mutually agreed upon by the Purchaser and the Company (the *"Closing Date*). At the Closing the Company will deliver to the Purchaser the Bonds in the form of a single registered Bond (unless different denominations are specified by you) dated the Closing Date for the full amount of the purchase price and registered in Purchaser's name or in the name of Purchaser's nominee, all as Purchaser may specify at any time prior to the date fixed for delivery, against receipt of the purchase price payable by wire transfer of immediately available funds to such account as the Company shall notify the Purchaser in writing at least two days prior to the Closing Date. If at the Closing the Company shall fail to tender such Bond as provided herein, or if at the Closing any of the conditions specified in Section 4 shall not have been fulfilled, the Purchaser shall, at its election, be relieved of all further obligations to purchase Bonds under this Agreement, without thereby waiving any other rights it may have by reason of such failure or such nonfulfillment.

SECTION 4.   CONDITIONS TO CLOSING.

The obligation of the Purchaser to purchase the Bonds to be sold to it at the Closing is subject to the fulfillment, prior to or at the Closing, of the following conditions:

Section 4.1.   Representations and Warranties. The representations and warranties of the Company in Section 5 shall be correct when made and at the time of the Closing.

Section 4.2.   Performance; No Default. The Company shall have performed and complied with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the Closing, and at the time of the Closing no condition or event shall exist which constitutes or which, after notice or lapse of time or both, would constitute an Event of Default.

Section 4.3.   Compliance Certificate. The Company shall have delivered to the Purchaser an Officers' Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1 and 4.2 hereof have been fulfilled.

Section 4.4.   Regulatory Approvals. The issue and sale of the Bonds shall have been duly authorized by order of the New Hampshire Public Utilities Commission (the *"NHPUC"),* such order shall be in full force and effect at the time of the Closing and all appeal periods applicable to such order shall have expired.

Section 4.5.   Legal Opinions. The Purchaser shall have received from Chapman and Cutler, who are acting as its special counsel in this transaction and from LeBoeuf,

Lamb, Greene & MacRae, L.L.P., counsel for the Company, their respective opinions, dated the Closing Date, substantially in the form of Exhibits B and C attached hereto.

Section 4.6. Compliance with the Indenture. The Company shall have performed and complied with all agreements and conditions contained in the Indenture which are required to be performed or complied with by the Company for the issuance of the Bonds.

Section 4.7. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Purchaser and its special counsel, and the Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

Section 4.8. Private Placement Number. The Company shall have obtained from Standard & Poor's Corporation and provided to you a Private Placement Number for the Bonds.

SECTION 5.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants that:

Section 5.1. Organization, Standing, Due Authorization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Hampshire and has all requisite corporate power and authority to own and operate its properties, to carry on its business as now conducted, to enter into this Agreement, to issue and sell the Bonds and to carry out the terms hereof and thereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors, and no approval of the stockholders of the Company is required in connection therewith.

Section 5.2. Capitalization. The Company's authorized and outstanding capital stock is as follows:

TITLE OF CLASS __ SHARES AUTHORIZED_SHARES OUTSTANDING__Common Stock, no par value_250,000_131,745__Cumulative Preferred Stock, $100 par value, 8.70% Series_5,000_2,150__Non-Cumulative Preferred Stock, $100 par value, 6.00% Series_2,250_2,250__All of the Company's outstanding capital stock is validly issued, fully paid and non-assessable.

Section 5.3. Subsidiaries. Other than holdings of capital stock which, individually and in the aggregate, are immaterial to the business and financial condition of the Company, the Company does not own any shares of capital stock or shares of beneficial interest of any corporation or other entity.

Section 5.4. Qualification. In all jurisdictions where the Company owns real property or maintains any place of business, it is either qualified to do business and in good standing or such qualification can readily be obtained without substantial penalty and the failure to qualify in jurisdictions where the Company has not done so will not have a Material Adverse Effect.

Section 5.5. Franchises; Etc. The Company has all franchises, certificates of convenience and necessity, operating rights, licenses, permits, consents, approvals, authorizations and orders of governmental bodies, political subdivisions and regulatory authorities, free from unduly burdensome restrictions, as are reasonably necessary for the ownership of the properties now owned and operated by it, the maintenance and operation of the properties now operated by it and the conduct of the business now conducted by it.

Section 5.6. Financial Statements. (a) The Company has furnished to the Purchaser the Company's financial statements for each of its fiscal years ended December 31, 1997, 1998, 1999 and 2000, containing balance sheets as at the end of such fiscal years and the related statements of earnings, retained earnings and cash flows the Company for such fiscal years, as certified by Grant Thornton, independent certified public accountants.

(b) Subject to any qualifications set forth in the accompanying reports of independent certified public accountants, all such financial statements are complete and correct (subject, in the case of such unaudited financial statements, to year-end and audit adjustments) and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby. Such balance sheets (together with the pertinent notes thereto) fairly present the financial condition of the Company as at the respective dates indicated, and in each case reflect all known liabilities, contingent or otherwise, at such dates, all in accordance with generally accepted accounting principles, and such statements of earnings, retained earnings and cash flows fairly present the results of the operations of the Company for the respective periods indicated.

Section 5.7. Changes; Etc. Since December 31, 2000: (a) except as disclosed in the reports on Forms 10-K and 10-Q filed by Unitil Corporation (*"Unitil"*), owner of all of the outstanding common stock of the Company, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the *"10-K and 10-Q Reports"*), there has been no material adverse change in the assets, liabilities or financial condition of the Company from that reflected in the balance sheet as at December 31, 2000 referred to in Section 5.6 or otherwise previously disclosed in writing, other than changes in the ordinary course of business; (b) neither the business, operations or affairs of the Company nor any of its properties or assets have been materially adversely affected by any occurrence or development (whether or not insured against) except as disclosed in the 10-K or the 10-Q Reports or otherwise previously disclosed in writing; and (c), except as otherwise disclosed in writing, the Company has not, prior to the Closing Date, directly or indirectly, declared, paid or made any dividend or distribution on or on account of any shares of capital stock of the Company or any redemption, retirement, purchase or other acquisition of any shares of capital stock of the Company, or agreed to do so, except for the payment of regular cash dividends on its Cumulative Preferred Stock and purchases of Cumulative Preferred Stock under applicable sinking fund provisions.

Section 5.8. Tax Returns and Payments. All tax returns of the Company required by law to be filed have been duly filed, and all taxes, assessments, fees and other governmental charges upon the Company shown to be due on such returns have been paid. The federal income tax liability of the Company has been finally determined by the Internal Revenue Service and satisfied through the fiscal year ended December 31, 1993. The charges, accruals and reserves on the books of the Company in respect of income taxes for all fiscal periods are adequate in the opinion of the Company and, except as disclosed in the 10-K and the 10-Q Reports, the Company knows of no unpaid assessment for additional income taxes for any fiscal period or of any basis therefor.

Section 5.9. Title to Properties. (a) The Company has good and marketable title to all the real property and a good and valid ownership interest in all the other assets reflected in the most recent balance sheet referred to in Section 5.6 or subsequently acquired, other than real property and other assets subsequently sold or otherwise disposed of in the ordinary course of business, subject in each case to no Liens except (i) the Lien created by the Indenture and (ii) other Liens permitted by the Indenture which do not materially detract from the value of the respective properties subject thereto or materially impair the operations of the Company.

(b)   The Properties specifically to be included as mortgaged as set forth in the granting clauses of the Indenture (including the granting clauses included in the Eleventh Supplemental Indenture), other than properties released from the lien thereof pursuant to the terms thereof, are owned by the Company, located in New Hampshire and constitute substantially all of the Property of the Company except certain Property which is not "public utility property" (as defined in Section 10.04A of the Indenture), which Property has heretofore been duly released from the lien of the Indenture pursuant to Section 10.04A thereof (the *"Excepted Property"*). All of the real estate and other Property which is reflected in the balance sheet of the Company as of December 31, 2000 referred to in Section 5.6, and all of the rights of way, easements, grants, permits, privileges, franchises and other rights necessary to the operation of said Property, are subject to the Indenture as a first lien thereon (subject only to Liens permitted by the Indenture) except properties expressly excluded from said lien of the Indenture by the provisions thereof (including the Excepted Property). The Company has not agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its Property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by the Indenture.

(c)   None of the Properties or assets reflected in the balance sheet of the Company as of December 31, 2000 referred to in Section 5.6 is held by the Company as lessee under any lease (other than certain leasehold improvements which are being written off over the life of the lease) or as conditional vendee under any conditional sales contract or other title retention agreement.

Section 5.10. Litigation; Etc. There is no action, proceeding or investigation pending or, to the Company's knowledge, threatened (or any basis therefor known to the Company) which questions the validity of this Agreement or the Bonds or any action taken or to be taken pursuant hereto or thereto, nor, except as disclosed in the 10-K or the 10-Q Reports, is there any action, proceeding or investigation pending or, to the Company's knowledge, threatened (or any basis therefor known to the Company) which might result, either in any case or in the aggregate, in any material adverse change in the business, operations, affairs or condition of the Company or its Properties and assets or in any material liability on the part of the Company.

Section 5.11. Compliance with Other Instruments, Etc. The Company is not in violation of any term of its Articles of Association or By-Laws, or, to the Company's knowledge, in violation of any term of any franchise, license, permit, agreement, indenture, instrument, judgment, decree, order, statute, or governmental rule or regulation applicable to it so as to materially and adversely affect, either individually or in the aggregate, its financial condition; and the execution, delivery and performance of this Agreement and the Bonds will not result in any such violation or be in conflict with or constitute a default under any term of any of the foregoing and will not result in the creation of any mortgage, lien, charge or encumbrance upon any of the Properties or assets of the Company pursuant to any such term.

Section 5.12. ERISA. (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or liens as would not be individually or in the aggregate Material.

(b)   The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in Section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in Section 3 of ERISA.

(c)   The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)   The expected post-retirement benefit obligation (determined as of the last day of the Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company is not Material.

(e)   The execution and delivery of this Agreement and the issuance and sale of the Series K Bonds hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of the Purchaser's representation in Section 7(b) as to the sources of the funds used to pay the purchase price of the Bonds.

Section 5.13.   Regulatory Jurisdiction and Approvals. The Company is subject to regulation by the NHPUC with respect to retail rates, adequacy of service, issuance of securities, accounting and other matters; and to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended (the *"Holding Company Act"*) with respect to issuance of securities and certain other matters. The issuance and sale of the Bonds has been authorized by order of the NHPUC, which has become final and all applicable appeal periods with respect to the NHPUC order have expired. Although a post-sale filing with the SEC on Form U-6B-2 is required, the issuance and sale of the Bonds is not subject to the prior approval of the SEC under the Holding Company Act. No order, consent, approval or authorization of, or any declaration or filing with, any other governmental agency or authority is required as a condition precedent to the valid offering, issue, sale and delivery of the Bonds by the Company and the consummation by the Company of the transactions contemplated hereby.

Section 5.14.   Patents; Trademarks; Etc. The Company owns or possesses all of the patents, trademarks, service marks, trade names and copyrights, and all rights of use with respect to the foregoing, necessary for the conduct of its business as now conducted, without any known conflict with the rights of others.

Section 5.15.   Offer of Bonds. Neither the Company nor anyone authorized to act on its behalf has directly or indirectly offered or will offer the Bonds or any part thereof or any similar securities for issue or sale to, or solicited or will solicit any offer to acquire any of the same from, or has otherwise approached or negotiated or will approach or negotiate in respect thereof with anyone other than the Purchaser and not more than 124 other institutional investors. Neither the Company nor anyone authorized to act on its behalf has taken or will take any action which will subject the issuance and sale of the

Bonds to the provisions of Section 5 of the Securities Act of 1933, as amended (the *"Securities Act"*).

Section 5.16. *Investment Company Act Status*.   The Company is not an "investment company" or a company "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

Section 5.17. *Federal Reserve Regulations*. The Company does not own nor has any present intention of acquiring any "margin stock" within the meaning of Regulation U (12 CFR Part 207) of the Board of Governors of the Federal Reserve System (herein called a *"margin security"*). The proceeds of the sale of the Bonds will be applied as provided in Section 6. None of such proceeds will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry a margin security or for any other purpose which might constitute the transactions contemplated hereby a "purpose credit" within the meaning of said Regulation U, or cause this Agreement to violate Regulation U, Regulation T, Regulation X, or any other regulation of the Board of Governors of the Federal Reserve System or Section 7 of the Securities Exchange Act of 1934 (the *"Exchange Act'"*), each now in effect.

Section 5.18. *Foreign Credit Restraints*.   Neither the consummation of the transactions contemplated by this Agreement nor the use of the proceeds of the sale of the Bonds will violate any provision of any applicable statute, regulation or order of, or any restriction imposed by, the United States of America or any authorized official, board, department, instrumentality or agency thereof relating to the control of foreign or overseas lending or investment.

Section 5.19. *Disclosure*.   Neither this Agreement, the financial statements referred to in Section 5.6, the 10-K and the 10-Q Reports, nor any other document, certificate or written statement furnished to the Purchaser by or on behalf of the Company in connection with the negotiation of the sale of the Bonds, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact known to the Company which materially adversely affects or in the future may (so far as the Company can now reasonably foresee) materially adversely affect the business, operations, affairs or condition of the Company or its Properties or assets, which has not been set forth in this Agreement or in the other documents, certificates and written statements furnished to the Purchaser by or on behalf of the Company prior to the date of this Agreement in connection with the transactions contemplated hereby.

Section 5.20. *Sale is Legal and Authorized*.   The sale of the Bonds and compliance by the Company with all of the provisions of this Agreement and the Bonds —

      (a)   are within the corporate powers of the Company; and

(b)   have been duly authorized by proper corporate action on the part of the Company (no action by the stockholders of the Company being required by law, by the Articles of Association or By-laws of the Company or otherwise); this Agreement and, when executed and delivered in accordance with the terms hereof, the Eleventh Supplemental Indenture and the Bonds, have been or will have been, as the case may be, duly executed and delivered on behalf of the Company by duly authorized officers thereof, and this Agreement and, when executed and delivered in accordance with the terms hereof, the Eleventh Supplemental Indenture and the Bonds constitute or will constitute, as the case may be, the legal, valid and binding obligations, contracts and agreements of the Company enforceable in accordance with their respective terms.

Section 5.21.   No Defaults. No Default or Event of Default has occurred and is continuing. The Company is not in default in the payment of principal or interest on any Indebtedness and is not in default under any instrument or instruments or agreements under and subject to which any Indebtedness has been issued and no event has occurred and is continuing under the provisions of any such instrument or agreement which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

Section 5.22.   Compliance with Environmental Laws. Except as disclosed in the 10-K or the 10-Q Reports, to the best of the Company's knowledge it is not in violation of any applicable Federal, state, or local laws, statutes, rules, regulations or ordinances relating to public health, safety or the environment, including, without limitation, relating to releases, discharges, emissions or disposals to air, water, land or ground water, to the withdrawal or use of ground water, to the use, handling or disposal of polychlorinated biphenyls (PCBs), asbestos or urea formaldehyde, to the treatment, storage, disposal or management of hazardous substances (including, without limitation, petroleum, crude oil or any fraction thereof, or other hydrocarbons), pollutants or contaminants, to exposure to toxic, hazardous or other controlled, prohibited or regulated substances which violation could have a material adverse effect on the business, prospects, profits, properties or condition (financial or otherwise) of the Company. Except as disclosed in the 10-K or the 10-Q Reports, the Company does not know of any liability or class of liability of the Company under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 *et seq.),* or the Resource Conservation and Recovery Act of 1976, as amended (42 U.S.C. Section 6901 *et seq.*).

SECTION 6.   USE OF PROCEEDS.

The proceeds of the sale of the Bonds will be applied by the Company (i) to pay off short-term indebtedness outstanding at the time of the said sale, the proceeds of which will have been expended in the purchase and construction of Property and facilities reasonably requisite for present and future use in the conduct of the Company's business, (ii) to finance the future purchase and construction of such Property and facilities, and (iii) to defray the costs and expenses of the issue and sale of the Bonds.

SECTION 7.   PURCHASER'S REPRESENTATIONS.

(a)   The Purchaser represents that the Purchaser is purchasing the Bonds for its own account for investment and not with a view to the distribution thereof and has no present intention of selling, negotiating, or otherwise disposing of the Bonds, *provided* that the disposition of the Purchaser's Property shall at all times be within its control. The acquisition of any of the Bonds by the Purchaser shall constitute the Purchaser's reaffirmation of such representation, and it is understood that in making the representations contained in Sections 5.12(e) and 5.15, the Company is relying, to the extent applicable, on the Purchaser's representation in this Section 7.

(b)   The Purchaser represents that at least one of the following statements is an accurate representation as to each source of funds (a *"Source"*) to be used by the Purchaser to pay the purchase price of the Series K Bonds to be purchased by the Purchaser hereunder:

(i)   the Source is an "insurance company general account" and there is no employee benefit plan with respect to which the amount, if any, of such general account's reserves and liabilities for all contracts held by or on behalf of such plan and all other plans maintained by the same employer or its affiliates or by the same employee organization exceeds 10% of the total of all reserves and liabilities of such general account at the date of purchase (all as determined under Prohibited Transaction Class Exemption ("PTE") 95-60 (issued July 12, 1995)); or

(ii)   the Source is either (A) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (B) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as the Purchaser has disclosed to the Company in writing pursuant to this paragraph (b)(ii)), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(iii)   the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a Person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (A) the identity of such QPAM and (B) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (b)(iii); or

      (iv)   the Source is a governmental plan; or

      (v)   the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERlSA; or

      (vi)   the Source is one or more employee benefit plans, or a separate account, general account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (b)(vi).

As used in this paragraph (b), the terms "employee benefit plan," "governmental plan," "party in interest" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

SECTION 8.   COVENANTS.

     The Company covenants that, from and after the date of this Agreement and until none of the Bonds shall be outstanding:

     Section 8.1.   Punctual Payment. The Company will duly and punctually pay the principal, premium, if any, and interest on the Bonds in accordance with the terms of this Agreement, the Indenture and the Bonds.

     Section 8.2.   Delivery Expenses. If you surrender any Bond to the Company or the Trustee pursuant to this Agreement or the Indenture, the Company will pay the cost of transmitting between your home office and the Company or the Trustee, insured to your satisfaction, the surrendered Bond or Bonds and any Bond or Bonds issued in full or partial substitution or replacement for the surrendered Bond or Bonds.

     Section 8.3.   Issue Taxes. The Company will pay all taxes in connection with the issuance and sale of the Bonds to you and in connection with any modification of the Bonds and will save you harmless without limitation as to time against any and all liabilities with respect to all such taxes. The obligations of the Company under this Section 8.3 shall survive the payment or redemption of the Bonds and the termination of this Agreement.

SECTION 9.   INFORMATION AS TO THE COMPANY.

     Section 9.1.   Accounting; Financial Statements and Other Information. The Company will deliver (in duplicate) to the Purchaser, so long as it is the holder of any Bonds, and to each Institutional Holder of at least 5% in principal amount of the Bonds at the time outstanding:

(a)   as soon as available but in any event within ninety (90) days after the end of each of the first three quarterly fiscal periods in each year of the Company, a balance sheet of the Company at the end of such period, and a statement of earnings and retained earnings of the Company for such period and for the portion of the fiscal year ending with such period, together with a statement of cash flows for the portion of the fiscal year ending with such period, in each case setting forth in comparative form figures for the corresponding period of the previous year, all in reasonable detail and certified, subject to changes resulting from year-end and audit adjustments, by the Treasurer, an Assistant Treasurer or any Vice President of the Company;

(b)   as soon as available but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a balance sheet of the Company as at the end of such year, and a consolidated statement of earnings and retained earnings and cash flows of the Company, in each case setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by a report thereon of Grant Thornton or other independent public accountants of recognized national standing selected by the Company to the effect that such financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the prior fiscal year (except for such changes, if any, as may be specified in such opinion) and fairly present, in all material respects, the financial position of the Company as of the end of such year and the results of operations for such year, and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(c)   as soon as available but in any event within ninety (90) days after the end of each of the first three quarterly fiscal periods in each year of Unitil, a balance sheet of Unitil at the end of such period, and a statement of earnings and retained earnings of Unitil for such period and for the portion of the fiscal year ending with such period, together with a statement of cash flows for the portion of the fiscal year ending with such period, in each case setting forth in comparative form figures for the corresponding period of the previous year, all in reasonable detail and certified, subject to changes resulting from year-end and audit adjustments, by the Treasurer, an Assistant Treasurer or any Vice President of Unitil;

(d)   as soon as available but in any event within one hundred twenty (120) days after the end of each fiscal year of Unitil, a balance sheet of Unitil as at the end of such year, and a consolidated statement of earnings and retained earnings and cash flows of Unitil, in each case setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by a report thereon of Grant Thornton or other independent public accountants of recognized national standing selected by Unitil to the effect that such financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the prior fiscal year (except for such changes, if any, as may be specified in such opinion) and fairly present, in all material respects, the financial position of Unitil as of the end of such year and the results of operations for such year, and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(e)   concurrently with delivery of the documents provided for in Sections 9.1(a) and (b), an Officer's Certificate, stating that the officer providing the certificate has reviewed the provisions of this Agreement and setting forth whether there existed as of the date of such financial statements and whether, to the best of such officer's knowledge, there exists on the date of the certificate or existed at any time during the period covered by such financial statements any Default or Event of Default and, if any such condition or event exists on the date of the certificate, specifying the nature and period of existence thereof and the action the Company is taking and proposes to take with respect thereto;

(f)   promptly after the same are available, copies of all proxy statements, financial statements and reports as the Company or its parent shall send to its public stockholders, and copies of all reports which the Company or its parent may file with the SEC or any governmental authority at any time substituted therefor; and

(g)   such other information relating to the affairs of the Company as the Purchaser or any such holder reasonably may request from time to time.

Section 9.2. Inspection. The Company will permit any authorized representatives designated by the Purchaser, so long as it is the holder of any Bonds, or by each Institutional Holder which holds at least 5% in principal amount of the Bonds then outstanding, at the Purchaser's or such Institutional Holder's expense, to visit and inspect any of the Properties of the Company, including its books of account, to make copies and take extracts therefrom and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes such accountants to discuss with the Purchaser or any such other Institutional Holder the finances and affairs of the Company in the presence of an officer of the Company), all at such reasonable times and as often as may reasonably be requested; *provided,* that the Purchaser agrees and any such Institutional Holder by its acquisition of any Bonds shall be deemed to agree to keep confidential any nonpublic information received as a result of the rights granted in this Section 9.2, except that each such holder of the Bonds reserves the right to disclose such information (i) as may be necessary in connection with enforcing compliance with the terms and conditions of this Agreement, (ii) as may be required to governmental agencies, courts or other agencies to whose regulation such holder may be subject but only to the extent that such agencies or courts are authorized by or have apparent authority under applicable law, regulation, court order or other regulatory authority to request such information and (iii) as may be necessary to furnish to a prospective bona fide purchaser of any Bonds, any of such information which, in the reasonable opinion of the holder of such Bonds, is a material fact regarding the Company, *provided,* that disclosure of any such information may be made to no more than two such prospective purchasers in any thirty day period, each such prospective purchaser must be eligible to be an Institutional Holder should it purchase

Bonds, and the amount of Bonds which would be involved in a sale to any such prospective purchaser is at least 5% of the then-outstanding Bonds.

SECTION 10.   HOME OFFICE PAYMENT.

Pursuant to the provisions of Section 1.01 of the Eleventh Supplemental Indenture and notwithstanding anything in the Indenture or the Bonds to the contrary, the Company will pay or cause to be paid all sums becoming due on any Bond owned by you or your nominee in the manner specified in Schedule I hereto or as you may otherwise designate by written notice to the Company with a copy to the Trustee and all such payments shall be made without presentation or surrender of such Bond to the Trustee; *provided,* that you agree that you will not sell, transfer or otherwise dispose of any such Bond unless, prior to the delivery thereof, either (i) you shall have made a clear and accurate notation of the amount of the principal redeemed on the Bond to be transferred, or (ii) such Bond shall have been presented to the Trustee for appropriate notation thereon of the portion of the principal redeemed on the Bond or (iii) the Bond shall have been surrendered in exchange for a new Bond for the unredeemed balance of the principal amount thereof. You agree that prior to receiving any final payment of the entire remaining unpaid principal amount of any Bond pursuant to this Section 10, you shall be required to deliver such Bond to the Trustee. Your rights under this Section 10 and Section 1.01 of the Eleventh Supplemental Indenture may be exercised by any subsequent Institutional Holder who shall enter into an agreement in writing with the Company containing the terms set forth in this Section 10 and delivery a copy thereof to the Trustee.

SECTION 11.   DEFINITIONS; ACCOUNTING PRINCIPLES.

Section 11.1. Definitions. As used in this Agreement the following terms have the following respective meanings:

Affiliate: Any director, officer or employee of the Company and any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. The term *"control"* means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

Code: The Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

Default: Any event or condition the occurrence of which would, with the lapse of time or the giving of notice, or both, constitute an Event of Default.

ERISA: The Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of ERISA shall be construed to also refer to any successor sections.

ERISA Affiliate: Any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

Event of Default: An "event of default" as defined in the Indenture.

Indebtedness: Of any Person as of any date as of which the amount thereof is to be determined, shall mean all (i) obligations of such Person for borrowed money, (ii) obligations secured by any Lien upon Property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations, and (iii) obligations created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of Property; *provided,* that notwithstanding anything to the contrary in the foregoing, Indebtedness of the Company shall not include (A) its obligations under contracts for the purchase by it of electric energy or capacity, including transmission charges, (B) Lease obligations of the Company and (C) pension and other obligations of the Company with respect to benefits provided to employees of the Company, regardless of whether such obligations are absolute or contingent or included, in accordance with generally accepted accounting principles, in determining total liabilities as shown on the liability side of a balance sheet of the Company.

Institutional Holder: Any insurance company, bank, savings and loan association, trust company, investment company, charitable foundation, employee benefit plan (as defined in ERISA) or other institutional investor or financial institution.

Leases: As applied to any Person shall mean any lease of any Property (whether real, personal or mixed) by that Person as lessee which would, in conformity with generally accepted accounting principles, be required to be accounted for as a capital lease or an operating lease on the balance sheet of that Person.

Lien: (i) Any interest in Property (whether real, personal or mixed and whether tangible or intangible) which secures an obligation owed to, or a claim by, a Person other than the owner of such Property, whether such interest is based on the common law, statute or contract, including, without limitation, any such interest arising from a mortgage, charge, pledge, security agreement, conditional sale or trust receipt, or arising from a lease, consignment or bailment given for security purposes, (ii) any encumbrance upon such Property which does not secure an obligation and (iii) any exception to or defect in the title to or ownership interest in such Property, including, without limitation, reservations, rights of entry, possibilities of reverter, encroachments, easements, rights of way, restrictive covenants, leases, licenses and profits *a prendre.* For purposes of this Agreement, the Company shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sales agreement or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

Material: Material in relation to the business, operations, affairs, financial condition, assets, or properties of the Company and its subsidiaries taken as a whole.

Material Adverse Effect: A material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement, the Indenture and the Bonds, or (c) the validity or enforceability of this Agreement, the Indenture or the Bonds.

Multiemployer Plan: Any Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

Officers' Certificate: A certificate signed by any one of the Chairman of the Board of Directors, the President or any Vice President, the Treasurer, or the Secretary of the Company.

PBGC: The Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

Person: An individual, an association, a corporation, a partnership, a trust or estate, a government, foreign or domestic, and any agency or political subdivision thereof, or any other entity, including the Company.

Plan: "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

Property: Any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

Section 11.2. Accounting Principles. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with generally accepted accounting principles then in effect, to the extent applicable, except where such principles are inconsistent with the requirements of this Agreement.

SECTION 12.   EXPENSES; ETC.

Whether or not the transactions contemplated hereby shall be consummated, the Company will pay all reasonable expenses in connection with such transactions and in connection with any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement or the Bonds, including, without limitation: (a) the cost and expenses of reproducing this Agreement, of the reproducing and issue of the

Bonds, of furnishing all opinions of counsel for the Company and all certificates on behalf of the Company, and of the Company's performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with; (b) the cost of delivering to the principal office of the Purchaser, insured to its satisfaction, any Bonds delivered to it upon any substitution of Bonds pursuant to the Indenture and of the Purchaser's delivering any Bonds, insured to its satisfaction, upon any such substitution; (c) the reasonable fees, expenses and disbursements of Chapman and Cutler, special counsel for the Purchaser, in connection with such transactions and any such amendments or waivers; and (d) the reasonable out-of-pocket expenses incurred by the Purchaser in connection with such transactions and any such amendments or waivers. The Company will indemnify and hold the Purchaser harmless from and against all claims in respect of the fees, if any, of brokers and finders payable in connection with the execution and delivery of this Agreement or the carrying out of the transactions contemplated hereby. The Company will also pay, and will save the Purchaser and each holder of any Bonds harmless from, any and all liabilities with respect to any taxes (including interest and penalties) which may be payable in respect of the execution and delivery of this Agreement, the issue of the Bonds and any amendment or waiver under or in respect of this Agreement or the Bonds.

SECTION 13.   SURVIVAL OF AGREEMENTS; ETC.

All agreements contained herein and all representations and warranties made in writing by or on behalf of the Company herein or pursuant hereto shall survive the execution and delivery of this Agreement, any investigation at any time made by the Purchaser or on its behalf, the purchase of the Bonds by the Purchaser hereunder, and any disposition or payment of the Bonds. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties made by the Company hereunder.

SECTION 14.   AMENDMENTS AND WAIVERS.

Any term of this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of at least 66-2/3% in principal amount of the Bonds at the time outstanding. Any amendment or waiver effected in accordance with this Section 14 shall be binding upon each holder of any Bond at the time outstanding, each future holder of any Bond and the Company. Bonds directly or indirectly held by the Company or any Affiliate of the Company shall not be deemed outstanding for purposes of determining whether any amendment or waiver has been effected in accordance with this Section 14.

SECTION 15.   NOTICES; ETC.

All notices and other communications hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or overnight courier, (a) if to the Purchaser, addressed to the address of such Purchaser designated as the Purchaser's address on Schedule I attached hereto, or at such other address as the Purchaser shall have furnished to the Company for such purpose, or (b) if to the Company, to 6 Liberty Lane West, Hampton, New Hampshire 03842-1720, Attention: Treasurer, or at such other address as the Company shall have furnished to the Purchaser and each such other holder in writing.

SECTION 16.   FURTHER ASSURANCES.

The Company will execute and deliver all such instruments and take all such action as the Purchaser from time to time may reasonably request in order to further effectuate the purposes and carry out the terms of this Agreement and the Bonds.

SECTION 17.   MISCELLANEOUS.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any holder or holders at the time of the Bonds or any part thereof. This Agreement embodies the entire agreement and understanding between the Purchaser and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement and the Bonds shall be construed and enforced in accordance with and governed by the laws of the State of New Hampshire. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

SECTION 18.   SEVERABILITY.

Should any part of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid or unenforceable portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid or unenforceable.

If you are in agreement with the foregoing, please sign the accompanying counterparts of this Agreement and return one of the same to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

CONCORD ELECTRIC COMPANY

By
    Name <u>/s/ Mark H. Collin</u>
    Title: <u>Treasurer</u>

The foregoing Agreement is hereby agreed to as of April 20, 2001.

PROVIDENT LIFE AND ACCIDENT
    INSURANCE COMPANY

By Provident Investment Management,
    LLC
    Its: Agent

By: /s/ David Fussell
    Name: David Fussell
    Title: Senior Vice President

<p style="text-align: center;">**ACKNOWLEDGEMENT AND AGREEMENT**</p>

The undersigned hereby acknowledges receipt of an executed copy of the foregoing Bond Purchase Agreement and agrees to the provisions of Section 10 thereof.

STATE STREET BANK AND TRUST
COMPANY, as Trustee

By /s/ Roland S. Gustafsen
    Its Assistant Vice President

| NAME AND ADDRESS | PRINCIPAL AMOUNT OF BONDS |
| OF PURCHASER | TO BE PURCHASED |

PROVIDENT LIFE AND ACCIDENT
 $7,500,000
 INSURANCE COMPANY
c/o Provident Investment Management, LLC
One Fountain Square
Chattanooga, Tennessee 37402
Telephone Number: (423) 755-1172
Fax Number: (423) 755-3351

Payments

All payments on or in respect of the Bonds to be made by bank wire transfer of Federal or other immediately available funds (identifying each payment "Concord Electric Company, 8.00% First Mortgage Bonds, due 2031, PPN: 206201 C@ 2") in the exact format as follows:

CUDD & CO.
c/o The Chase Manhattan Bank
New York, New York
ABA #021-000-021
SSG Private Income Processing
A/C #900-9-000200
Custodial Account Number G06706

Notices

All notices of scheduled payments and written confirmation of each such payment to be addressed as first provided above.

Name of Nominee in which Bonds are to be issued: CUDD & CO.

Taxpayer I.D. Number: 13-6022143

May 1, 2001

Provident Life and Accident Insurance
  Company
c/o Provident Investment Management, LLC
One Fountain Square
Chattanooga, Tennessee 37402

Re: $7,500,000 8.00% First Mortgage Bonds, Series K
due May 1, 2031
of
Concord Electric Company

Ladies and Gentlemen:

We have acted as your special counsel in connection with your purchase on this date of $7,500,000 principal amount of 8.00% First Mortgage Bonds, Series K, due May 1, 2031 (the *"Bonds"*), of Concord Electric Company, a New Hampshire corporation (the *"Company"*), pursuant to the Bond Purchase Agreement (the *"Agreement"*) between you and the Company, dated as of April 20, 2001. The Bonds are issued under the Indenture of Mortgage and Deed of Trust dated as of July 15, 1958 (the *"Original Indenture"*) from the Company to State Street Bank and Trust Company (as successor to Old Colony Trust Company), as Trustee (the *"Trustee"*), as heretofore supplemented and amended by a First Supplemental Indenture dated as of January 15, 1968, a Second Supplemental Indenture dated as of November 15, 1971, a Third Supplemental Indenture dated as of July 1, 1975, a Fourth Supplemental Indenture dated as of March 28, 1984, a Fifth Supplemental Indenture dated as of June 1, 1984, a Sixth Supplemental Indenture dated as of October 29, 1987, a Seventh Supplemental Indenture dated as of August 29, 1991, an Eighth Supplemental Indenture dated as of October 14, 1994, a Ninth Supplemental Indenture dated as of September 1, 1998, a Tenth Supplemental Indenture dated as of January 15, 2001 and as supplemented by an Eleventh Supplemental Indenture dated as of April 20, 2001 (the *"Eleventh Supplemental Indenture"*). The Original Indenture as so supplemented and amended is hereinafter referred to as the *"Indenture"*. Capitalized terms used herein and not otherwise defined, shall have the meanings set forth in the Agreement.

In that connection, we have examined the following:

(a)   The Agreement;

(b)   The Indenture;

(c)   A copy of the Articles of Association of the Company and all amendments thereto certified by the Secretary of the Company and the

Certificates of (i) the Secretary of State of the State of New Hampshire evidencing the corporate existence of the Company and (ii) the Treasurer of the Company certifying to the Company's payment of all state and local taxes (collectively, the *"Good Standing Certificates"*);

(d)   A copy of the By-laws of the Company, as amended to the date hereof, and a copy of the resolutions adopted by the Board of Directors of the Company with respect to the authorization of the Agreement, the Eleventh Supplemental Indenture, the issuance, sale and delivery of the Bonds and related matters, each as certified by the Secretary of the Company;

(e)   The opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Company, dated the date hereof and delivered responsive to Section 4.5 of the Agreement;

(f)   The executed Bonds delivered on the date hereof;

(g)   The order of the New Hampshire Public Utilities Commission dated March 23, 2001, authorizing the issue and sale of the Bonds;

(h)   Such certificates of officers of the Company and of public officials as we have deemed necessary to give the opinions hereinafter expressed; and

(i)   Such other documents and matters of law as we have deemed necessary to give the opinions hereinafter expressed.

We believe that the opinion referred to in clause (e) above including the attachments referred to therein is satisfactory in scope and form and that you and we are justified in relying thereon. Our opinion as to matters referred to in paragraph 1 below is based solely upon an examination of the Articles of Association and the By-laws of the Company, the Good Standing Certificates and the general business corporation law of the State of New Hampshire. We have also relied, as to certain factual matters, upon appropriate certificates of public officials and officers of the Company and upon representations of the Company and you delivered in connection with the issuance and sale of the Bonds.

Based upon the foregoing, we are of the opinion that:

1.   The Company is a corporation, validly existing and in good standing under the laws of the State of New Hampshire and has the corporate power and the corporate authority to execute and deliver the Agreement, the Eleventh Supplemental Indenture and the Bonds.

2.   The Eleventh Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company, has been duly executed and delivered by the Company and the Indenture constitutes the legal, valid and

binding contract of the Company enforceable in accordance with its terms, except as such terms may be limited by the laws affecting the remedies to enforce the security provided by the Indenture, which laws do not, in our opinion, make inadequate the remedies necessary for the realization of the benefits of such security, and except as such terms are subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

3.   The Bonds have been duly authorized by all necessary corporate action on the part of the Company, and the Bonds being delivered on the date hereof have been duly executed and delivered by the Company and duly authenticated by the Trustee, and constitute legal, valid and binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law) and are entitled to the benefits and security afforded by the Indenture equally and ratably with all other bonds outstanding under the Indenture.

4.   The Agreement has been duly authorized by all necessary corporate action on the part of the Company, has been duly executed and delivered by the Company and constitutes the legal, valid and binding contract of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

5.   The issuance, sale and delivery of the Bonds under the circumstances contemplated by the Agreement do not, under existing law, require the registration of the Bonds under the Securities Act of 1933, as amended, or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

Our opinion is limited to the laws of the States of Illinois and New Hampshire and the Federal laws of the United States and we express no opinion on the laws of any other jurisdiction. We have relied upon the opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., as to (i) all matters set forth herein which are governed by the laws of the State of New Hampshire, except for our opinion as to matters referred to in paragraph 1 above, (ii) the due authorization, execution and delivery of the Indenture including the supplemental indentures thereto other than the Eleventh Supplemental Indenture, (iii) the enforceability of the Indenture, and (iv) the title of the Company to its properties and the filing and recording of the Indenture and the lien thereof and, accordingly, all applicable assumptions, qualifications and exceptions set forth in such opinion including any certificates or other opinions upon which such opinion relies, are incorporated herein.

Respectfully submitted,

JEJENZ:SKHAN

FORM OF OPINION OF
COUNSEL TO THE COMPANY

The closing opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Company, which is called for by Section 4.5 of the Bond Purchase Agreement, shall be dated the date of Closing and addressed to the Purchaser, shall be satisfactory in scope and form to the Purchaser and shall be to the effect that:

(1) The Company is a corporation validly existing and in good standing under the laws of the State of New Hampshire, has the corporate power and authority and all necessary licenses, franchises, permits and rights to issue, sell and deliver the Bonds and to carry on its business and own its Property and is duly authorized to enter into and perform the Bond Purchase Agreement and the Indenture and to issue the Bonds and to incur the Indebtedness to be evidenced thereby.

(2) The Bond Purchase Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the rights of creditors generally from time to time in effect, and general principles of equity (regardless of whether such enforceability is considered in equity or at law).

(3) The Indenture has been duly authorized by all necessary corporate action on the part of the Company, has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors' rights generally and applicable principles of equity, and subject and subject to the laws affecting the remedies for the enforcement of the security provided for therein, which laws do not, in our opinion, make inadequate the remedies necessary for the realization of the benefits of such security; *provided* that under the law of the State of New Hampshire a purchaser at a foreclosure sale of such portion of the Company's Properties as constitute a public utility would have to obtain the permission and approval of the NHPUC to engage in business as such a utility in the area in which such purchaser proposed to carry on such a utility business.

(4) The Bonds have been duly authorized by proper corporate action on the part of the Company, have been duly executed and delivered by authorized officers of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms, subject to any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the rights of creditors generally from time to time in effect, and general principles of equity (regardless of whether such enforceability is considered in equity or at law) and are entitled to the benefits and security afforded by the Indenture equally and ratably with all other bonds outstanding under the Indenture.

(5)   The issuance, sale and delivery of the Bonds under the circumstances contemplated by the Bond Purchase Agreement are exempt from the registration requirements of the Securities Act of 1933, as amended, and do not under existing law require the registration of the Bonds under the Securities Act of 1933, as amended, or the qualification of an indenture in respect thereof under the Trust Indenture Act of 1939.

(6)   The Company has full corporate power and authority and is duly authorized to conduct the activities in which it is now engaged and, to the best of our knowledge, is not required to be licensed or qualified as a foreign corporation in any jurisdiction.

(7)   The issuance and sale of the Bonds and the execution, delivery and performance by the Company of the Bond Purchase Agreement and the Eleventh Supplemental Indenture do not conflict with or result in any breach of any of the provisions of, or constitute a default under or result in the creation or imposition of any Lien upon any of the Property of the Company under the provisions of the Articles of Association or By-laws of the Company or, to the best of our knowledge, any agreement or other instrument to which the Company is a party or by which the Company is bound (other than pursuant to the mortgage).

(8)   The Indenture has been filed for record in all offices where such filings are necessary in order that it create a valid and effective Lien of record on the Property intended to be subject thereto, and the Indenture creates the valid, direct first Lien upon the Company's Property, real and personal, now owned or hereafter acquired, described therein, subject only to Liens permitted by the Indenture; and there is no requirement that the Indenture shall be refiled or rerecorded at any time or from time to time in order to continue or perfect the Lien thereof, except, however, that the financing statements which have been filed with the Secretary of State of New Hampshire and the Merrimack County Registry of Deeds in order to protect and preserve the Lien of the Indenture on certain of the Property intended to be subject thereto must be periodically renewed by the filing of appropriate continuation statements.

(9)   The issue and sale of the Bonds have to the extent required by law been duly authorized by an order of the NHPUC, such order is in full force and effect, the applicable appeal period has expired, and no other consent, exemption, approval or authorization by any other governmental authority (including, without limitation, the SEC under the Holding Company Act) is required in connection with the execution and delivery of the Bond Purchase Agreement or the Eleventh Supplemental Indenture or the issue, sale and delivery of the Bonds except that a filing with the SEC under the Holding Company Act of a Certificate of Notification on Form U-6B-2 is required to be made by the Company within ten days after the issue and sale of the Bonds, as provided in Rule 52 under the Holding Company Act.

(10)   None of the transactions contemplated in the Bond Purchase Agreement (including, without limitation thereof, the proposed use of the proceeds from the sale of the Bonds) violate Section 7 of the Securities Exchange Act of 1934, as amended, or any

regulations issued pursuant thereto, including, without limitation, Regulations U, T and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II.

(11)   To the best of our knowledge, without conducting a search of any dockets, there are no actions, suits, investigations or proceedings to which the Company is a party in any court or before any governmental authority which, if determined adversely to the Company, would materially and adversely affect the Company's ability to perform its obligations under the Bond Purchase Agreement, the Indenture or the Bonds; and the Company is not, to the best of our knowledge, in default with respect to any order, judgment or decree of any court or governmental authority to which it is a party or by which it is bound.

In rendering its opinion, LeBoeuf, Lamb, Greene & MacRae, L.L.P., shall be entitled to rely upon opinions of local counsel satisfactory to them and with respect to matters of fact on which such opinion is based, shall be entitled to rely on appropriate Certificates of public officials and officers of the Company.

bs70491.1